                      CAERE CORPORATION 1995 ANNUAL REPORT

In 1995, Caere continued to play a leading role in bringing OCR applications into mainstream markets. Our strategies for success reflected changing market conditions and a commitment to help customers increase their productivity.

Caere Corporation
1995 Annual Report


                                     91       92       93       94           95
                                 ------   ------   ------   ------    ---------
Net revenues (mill.)             51,529   57,093   48,264   59,130       51,939

Software unit sales (mill.)      79,074  151,280  152,541  603,973    1,271,386

Net earnings (mill.)              6,980    4,774      352    2,384        2,397

Revenues by business
  line (mill.)

    Hardware                     24,770   18,217   15,281   14,041       10,286

    Software                     26,759   38,876   32,983   45,089       41,653

EPS                                 .54      .36      .03      .18          .18

No. employees                       246      267      270      304          223

FINANCIAL HIGHLIGHTS In thousands, except per share

YEARS ENDED DECEMBER 31:                         1995      1994      1993       1992      1991
                                              -------   -------   -------    -------   -------
Net revenues                                  $51,939   $59,130   $48,264    $57,093   $51,529
Earnings (loss) before income taxes             2,820     3,984    (1,701)     8,965    10,385
Net earnings                                    2,397     2,384       352      4,774     6,980
Earnings (loss) per share before cumulative
  effect of change in accounting                  .18       .18      (.05)       .36       .54
  principle
Net earnings per share                        $   .18   $   .18   $   .03    $   .36   $   .54
Weighted average shares outstanding            13,538    13,136    12,639     13,318    12,911

AS OF DECEMBER 31:

Cash and short-term investments               $47,765   $51,099   $39,325    $40,977   $33,998
Working capital                                52,650    53,729    46,552     47,340     2,557
Total assets                                   69,298    67,902    58,684     63,001    55,134
Total stockholders' equity                     62,028    57,753    51,620     54,430    47,310


CORPORATE PROFILE

      Caere(R) Corporation is an industry leader in the design, manufacture, and sale of information management products. As the worldwide leader of optical character recognition (OCR) software and hardware systems and a leading provider of forms and document management technologies, Caere offers products that help people gather, access, and use the exploding number of documents, images, forms, and faxes that come across their desktops. Caere products include the OmniPage(R) and WordScan(R) families of OCR software that convert printed and faxed documents into electronic text, eliminating the need to retype printed information; the PageKeeper(R) line of document management software that effortlessly retrieves information from virtually any source; OmniForm(TM) software, which converts paper forms into electronic formats; Millennium(R) Series high-speed hardware and software for high-volume text-recognition applications; and, a broad array of OCR and bar code readers that accelerate transaction processing.

TABLE OF CONTENTS

Letter to Shareholders                             3

Operations Review                                  6

Management's Discussion and Analysis              12

Independent Auditors' Report                      17

Consolidated Balance Sheets                       18

Consolidated Statements of Earnings               19

Consolidated Statements of Stockholders' Equity   20

Consolidated Statements of Cash Flows             21

Notes to Consolidated Financial Statements        22

Quarterly Results of Operations                   30

TO OUR SHAREHOLDERS:

      Continuing to carry out our mission to simplify the way people gather, access, and use information, Caere focused on how to best meet the needs of an ever-changing marketplace in fiscal year 1995. New customer dynamics and market opportunities required new ways of doing business. By refining our strategies for ongoing success, Caere was able to maintain its desktop OCR market leadership and position itself to compete in the larger information management arena.

      Due to the shift in our OCR products business model from a stand-alone full-priced approach to a product bundling (with scanners) and upgrade approach, our revenues dipped. The bundling/upgrade model is increasingly the typical business model of successful, mainstream software companies. Bundling significantly expands the user base, which is then aggressively targeted for affordable upgrades that have lower average selling prices than regular retail products. We expect this approach to be successful for Caere as well. Overall revenues were $51.9 million in fiscal 1995 as compared to revenues of $59.1 million in 1994. Net earnings were $2.4 million or $.18 per share in 1995, the same as they were in 1994.

THREE KEY STRATEGIES FOR SUCCESS

      To meet market demands for continually improving information management products while providing sustainable long-term growth and earnings for the Company, Caere is now focused on implementing three key strategies: 1) driving OCR into the mainstream; 2) offering additional desktop applications; and 3) providing products to increase business productivity beyond the desktop.

DRIVING OCR INTO MAINSTREAM MARKETS

      By the beginning of fiscal 1995, we had successfully completed our strategic acquisition of Calera(R) Recognition Systems, fortifying Caere's lead in the desktop OCR marketplace. Caere's OmniPage and Calera's WordScan product families have long been the industry's leading OCR software packages, and we are now in the process of combining them into a single, richly featured product line under the OmniPage flagship name. With the merger of the two companies behind us, our team of OCR technology, sales, and marketing experts is solidly in place and moving forward synergistically to continue to drive OCR into more mainstream markets.

      In implementing our new bundling/upgrade business model, Caere is working closely with the industry's leading scanner manufacturers, who bundle limited-capability versions of our popular OmniPage software along with their scanners. Soaring scanner sales have resulted in record OCR software shipments for Caere. The Company shipped more than 1,000,000 bundled units in fiscal 1995 as compared to approximately 400,000 bundled units in 1994, significantly increasing our base of users and potential upgrade customers.

      Along with forming and maintaining strong alliances with original equipment manufacturers (OEMs), Caere expanded both its retail and direct distribution channels in fiscal 1995. In the United States, the 450-store OfficeMax chain joined such other major resellers as Best Buy, CompUSA, Computer City, and Egghead in carrying Caere's OCR software. And Vobis, the largest computer retailer in Europe, also became a Caere reseller in 1995. Through our new direct response program, we also began to actively engage our customers directly on a continual basis--via telephone, direct mail, and in-box solicitations.

      To better support higher-volume sales, we implemented a major reorganization of our customer service and support group. We added a new director and senior service representatives, improved the efficiency of our call handling and escalation systems, centralized European service and support through a third party, and initiated fee-for-support services in the United States.

      Working to meet customer demands for continually improved OCR software products, Caere shipped OmniPage Pro(R) 6.0 and WordScan Plus 4.0 for Microsoft Windows in fiscal 1995. OmniPage Pro 6.0 for Apple Macintosh computers shipped in the beginning of January 1996. In fiscal 1995 the Company also announced OmniPage Pro for Windows 95, demonstrating a pre-release version at Microsoft's August 1995 major launch event for Windows 95 in Redmond, Washington.

ADDITIONAL DESKTOP APPLICATIONS

      Also previewed at the Microsoft Windows 95 launch was OmniForm 2.0, the latest version of our new electronic forms conversion software, which began shipping in the fourth quarter of fiscal 1995. Its predecessor, OmniForm 1.0, which shipped in March 1995, was the first offering from Caere Affiliate Publishing (CAP), the Company's recently established internal group whose purpose is to publish a variety of innovative, market-focused desktop software applications that leverage and complement existing Caere technology. OmniForm has met with enthusiastic customer acceptance in its first year in the marketplace.

      In addition, in the first quarter of 1995, we shipped PageKeeper 2.0, the latest version of our award-winning, desktop document management software. This version of PageKeeper gives professionals, such as lawyers and consultants, easy access to an enormous amount of data from a variety of different sources, including electronic- and paper-based documents, e-mail, faxes, and online services.

BOOSTING PRODUCTIVITY BEYOND THE DESKTOP

      To help organizations improve productivity beyond the individual desktop, Caere also shipped PageKeeper 2.1 for Workgroups in 1995. This product earned a green light, "go buy it" rating in PC Computing magazine's December 1995 issue.

      In order to strengthen our ability to compete in the broader productivity market, Caere made a $2.4 million equity investment in the fourth quarter of 1995 for approximately a 20% ownership stake in privately held ZyLAB International, Inc., a leading developer of full text indexing and retrieval software. This investment supports our corporate goal of helping customers be more productive and competitive by automating their document-based business activities, whether the documents are paper, fax, or electronic. By optimizing complementary technologies, Caere and ZyLAB will be able to offer an improved and wider variety of productivity products to current and new markets.

MOVING FORWARD

      Our strategies are in place, and we are moving forward in the tactical implementation process. We were pleased to welcome Frederick W. Zuckerman, who recently retired as Vice President/Treasurer of IBM, to our board of directors in March 1995. His comprehensive knowledge of the financial community, global awareness, and experience as a senior operations executive will help us grow the Company to its next stage of development. In closing, we would like to thank the entire Caere team for their continuing commitment to helping us implement--and reap the rewards from--our strategies for success.


[PHOTO ROBERT G. TERESI]                             [PHOTO STEVEN C. HUMPHREYS]

/s/ Robert G. Teresi                                     /s/ Steven C. Humphreys
Robert G. Teresi                                             Steven C. Humphreys
Chief Executive Officer and Chairman of the Board                      President

[FULL PAGE GRAPHIC]

MOTION
MOVING OCR INTO THE MAINSTREAM, CAERE FOCUSES ON
MAINTAINING LEADERSHIP IN ALL OCR MARKETS.

SUPERIMPOSED ON ABSTRACT ILLUSTRATION.

OCR is no longer a "niche" market. What began as a productivity tool to help people and organizations such as lawyers, insurance companies and government agencies derive significant benefits from converting stacks of printed documents into editable electronic documents on a desktop computer, is now finding a much wider audience. Increased awareness of OCR's capabilities, due in large part to Caere's relentless education efforts, is helping to drive OCR into the mainstream. Also contributing to this increased awareness is the availability of more affordable desktop computer power, new scanner products with lower prices, attractively priced scanner/OCR bundles, and improved OCR accuracy.

THE LEADER IN DESKTOP OCR

      Caere pioneered electronic text recognition with the introduction of OmniPage software in 1988. Today, the OmniPage family is the desktop OCR market leader and Caere is ranked as the number one OCR provider (BIS Strategic Decisions, August 1995). Our 1994 acquisition of Calera Recognition Systems brought to Caere the industry's second most popular OCR package, WordScan Plus, further strengthening our market lead. To maintain this lead, Caere continually strives to improve technology, offering new products to meet customers' ever-changing needs. This year, we delivered OmniPage Professional(R) 6.0, featuring Caere's exclusive, new Quadratic Neural Network(TM) and enhanced Language Analyst(R) technologies which improve accuracy and provide a higher level of intelligence for identifying regions of a document image. Also, we shipped WordScan Plus 4.0, which includes our new Predictive Optical Word Recognition(TM) (POWR(TM)) engine. Another breakthrough in OCR technology, POWR extends character recognition to full word recognition. We plan to integrate the most powerful aspects of each of these technologies in future versions of OmniPage.

BUNDLES AND UPGRADES

      Caere began to implement its new bundle and upgrade strategy in fiscal 1995 to meet the needs of a changing marketplace and help the Company sustain long-term growth. "Light" versions--with limited capabilities--of Caere OCR software are now bundled with most scanners. This aggressive seeding of the exploding scanner marketplace has greatly expanded the number of Caere product users, while our attractive upgrade pricing is turning many of these initially "trial" users into a broader market of paying customers.

[GRAPHIC]

A STRONG POSITION IN ALL OCR MARKETS

      Caere also leverages its advanced OCR capabilities in other productivity-enhancing products. The Millennium Series, for example, is Caere's family of hardware and software solutions for high-speed, commercial OCR applications. This year, we announced our new M/POWR(TM) engine for the M/Series,(TM) which raises the accuracy bar for high-volume applications by 50% over the product family's former engine.

      In addition, Caere's Business Products include a full array of the industry's highest-accuracy OCR devices that cost-effectively improve the productivity of a broad range of transaction processing applications--from reading bank checks to tracking items on an assembly line. This year we announced a new passport reader device, which can be used for fast, efficient processing of international travel documents, and the BilReader,(TM) an OCR reader for use at bank teller windows.

      By continually offering innovative products to boost productivity--from the desktops of individual users to the loading docks of international corporations--Caere is focused on maintaining leadership in all OCR markets.

By leveraging our strong base of technology and resources, Caere extends its ability to offer customers an increasingly wide variety of products that improve desktop productivity.

PAGEKEEPER KEEPS DESKTOP USERS PRODUCTIVE

      Our Windows-based PageKeeper desktop document management software combines Caere's proven OCR technology and advanced search-and-retrieval functionality which is usually found only in high-end text-retrieval systems. This product enables users to easily manage and retrieve a wide variety of information--from scanned paper documents to faxed images and electronic files. In fiscal 1995, Caere shipped PageKeeper 2.0 with integrated e-mail, fax, and online services support to help users better manage multiple sources of information. While PageKeeper continues to be technically acclaimed and is a leader in its product category, the market opportunity has not lived up to our expectations. Going forward, we are evaluating how to best leverage this advanced technology for broader market applications.

[GRAPHIC]


CAERE AFFILIATE PUBLISHING

      The establishment of Caere Affiliate Publishing (CAP) in fiscal 1994 directly supports the Company's mission to simplify the way people gather, access, and use information. CAP was created to publish innovative software products that leverage and complement our current technology, offering more product choices to existing and new customers in a variety of markets.

      The CAP business model provides advantages for software developers, channel partners, and end users. Through CAP, independent software developers can more easily bring their cutting-edge applications to market by taking advantage of Caere's name recognition, large installed base, channel strength, and sales force. The CAP process entails prospect identification, opportunity analysis and project and product management. Once a CAP product ships into the channel, corporate resources are provided in the areas of sales, marketing, and technical support. For our channel partners and end users, CAP offers an expanding and diversified product portfolio that is backed by Caere's reputation for quality, support, and reliability.

OMNIFORM FILLS A WIDESPREAD NEED

      For several years, forms-intensive businesses--such as medical services, insurance, real estate, human resources departments, police departments, and government agencies--have been asking for an electronic forms application. CAP published two versions of OmniForm electronic forms conversion software in its first year of operation to meet these needs. OmniForm 1.0, a Windows 3.1 application, easily turns any paper form into an automated electronic reproduction that users can then edit and fill out on screen. OmniForm 2.0 for Windows 95, which takes full advantage of the new Windows 95 environment, includes OLE (Object Linking and Embedding) and Microsoft Exchange support, providing users with cutting-edge capabilities.

[FULL PAGE GRAPHIC]

EXPANSION

WE ARE LEVERAGING OUR RESOURCES & DISTRIBUTION
CHANNELS TO EXPAND OUR DESKTOP APPLICATIONS PORTFOLIO.

SUPERIMPOSED ON ABSTRACT ILLUSTRATION.

[FULL PAGE GRAPHIC]

MULTIPLICATION

OUR STRONG TECHNOLOGIES PLUS SYNERGISTIC PARTNERING & INVESTMENTS
WILL ENABLE CAERE TO PROVIDE MULTIPLE PRODUCTIVITY SOLUTIONS.

SUPERIMPOSED ON ABSTRACT ILLUSTRATION.

Caere is already helping people improve productivity at the desktop. Now, we are broadening our focus--leveraging our own powerful technologies as well as investing in and working with complementary companies--to offer a wider array of products that will enable organizations to further boost productivity.

THE TECHNOLOGY FOR BUILDING INFORMATION MANAGEMENT SOLUTIONS

      Caere continually invests in developing and advancing technologies--such as, Natural Language Processing,(TM) developed by Carnegie Mellon researchers, True Page,(R) and Logical Form Recognition.(TM) These technologies add "intelligence" to a document, providing increased accuracy and versatility for users. Our efforts in this area have enabled us to push the boundaries of OCR to create an even broader and more advanced Document Content Recognition(TM) foundation on which to build future productivity products.

PAGEKEEPER FOR WORKGROUPS

      To help businesses improve productivity beyond the individual desktop, Caere shipped PageKeeper 2.1 for Workgroups in 1995. Now, multiple users can scan, import, and index information concurrently to the same database. Read-only access protects network security. PC Computing magazine gave PageKeeper for Workgroups its green light, "go buy it" rating in the magazine's December 1995 issue. In its review, the magazine wrote, "PageKeeper is much more than OCR software; it tracks all your electronic information--and [its] Natural Language Processing technology automatically indexes everything."

INVESTMENT IN ZYLAB FURTHER EXPANDS OPPORTUNITIES

      In fiscal 1995, Caere made an equity investment in ZyLAB International, Inc., a leading developer of full text indexing and retrieval software products. ZyLAB's products complement--and, in some cases, incorporate--our own OCR and document management products. This synergistic combination supports Caere's corporate mission to improve the way people gather, access, and use information. ZyLAB provides products that simplify the process of searching large volumes of information from a variety of sources.

[GRAPHIC]

      The investment provides for cooperative software development and co-marketing. ZyLAB's expertise and presence in electronic publishing--via the Internet's World Wide Web--and in CD-ROM publishing, provide opportunities for Caere to expand its reach into these rapidly growing markets where OCR is a key technology for bridging the gap between paper and electronic worlds.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion contains statements of what may happen in the future. Actual results may differ materially from those discussed here. Information concerning factors that could cause such a difference can be found in the following sections entitled "Gross Margins," "Certain Trends," "Liquidity and Capital Resources," and other statements set forth below, as well as the section entitled "Risk Factors" in the Company's report on Form 10-K for its fiscal year ended December 31, 1995.

RESULTS OF OPERATIONS

      Nineteen hundred ninety-five was a year of transition for Caere Corporation. After the acquisition of Calera Recognition Systems, Inc. in December 1994, Caere changed its sales strategy to one of seeding the expanding scanner market with low priced optical character recognition (OCR) products that were bundled with those of scanner manufacturers. The objective of this "bundle and upgrade" strategy is to expose more customers to the benefits of the Company's OCR and then upgrade those customers to fully featured products. The effect on 1995 results of operations was a decrease in net revenues of 12% to $51,939,000 from $59,130,000 in 1994, despite an increase in unit shipments of software products of 111% during the year.

      The following chart summarizes net revenues, cost of revenues, and gross margins for the Company's products categorized between hardware and software. Software products consist of the OmniPage, WordScan, OmniForm, and PageKeeper lines of products. Hardware products consist of transaction processing OCR and bar code products, the M/Series line of production OCR that was acquired in the Calera acquisition, and in 1994 and 1993, the OmniScan(R) handheld scanner product.


BUSINESS LINE ANALYSIS                        1995                                1994                               1993
                                              ----                                ----                               ----
                  Software    Hardware                Software    Hardware                Software   Hardware
In thousands      Products    Products    Combined    Products    Products    Combined    Products   Products    Combined
- -------------------------------------------------------------------------------------------------------------------------
Net revenues       $41,653     $10,286     $51,939     $45,089     $14,041     $59,130    $32,983     $15,281     $48,264


Cost of revenues    12,989       4,095      17,084      11,716       6,579      18,295      9,804       7,123      16,927
- -------------------------------------------------------------------------------------------------------------------------
                   $28,664     $ 6,191     $34,855     $33,373     $ 7,462     $40,835    $23,179     $ 8,158     $31,337

Gross margin %        68.8%       60.2%       67.1%       74.0%       53.1%       69.1%      70.3%       53.4%       64.9%



      Net revenues for software products decreased 8% during 1995 to $41,653,000 from $45,089,000 in 1994, due to the change in the business model to the "bundle and upgrade" strategy described above. During 1994, net revenues for software products increased 37% from $32,983,000 in 1993, primarily as a result of increased retail unit sales of the OmniPage products.

      Net revenues for hardware products decreased 27% to $10,286,000 in 1995 compared to $14,041,000 in 1994. The decrease was caused by the elimination of the OmniScan handheld scanner from the product line, lower net revenues associated with the transaction processing OCR/bar code products, and lower unit sales of M/Series products. From 1993 to 1994, net revenues for hardware products decreased 8% from $15,281,000 in 1993, due to lower unit sales of M/Series products and lower unit volumes and pricing for OmniScan in 1994. These decreases were partially offset by increased unit sales of transaction processing OCR/bar code products. Caere has historically experienced fluctuations in the transaction processing OCR/bar code portion of its business and expects those fluctuations to continue.

      Export sales decreased 16% during 1995, and represented 29% of net revenues during the year compared to 31% in 1994 and 33% in 1993. Export sales totaled $15,154,000 in 1995, $18,125,000 in 1994, and $15,725,000 in 1993. The
"bundle and upgrade" model described above is the primary reason for the decline in export sales in 1995. In addition, the availability of foreign versions of certain software products lagged their introduction domestically due to additional product development requirements.

GROSS MARGINS

      Gross margins for software products declined from 74.0% in 1994 to 68.8% in 1995 due to product mix changes related to the increased unit volumes of bundle and upgrade products. These products have lower gross margins than fully priced retail products. During 1994, gross margins for software products increased to 74.0% from 70.3% in 1993 due to accelerated write-offs in 1993 related to the discontinuance of certain product lines. In addition, the Company has retroactively reclassified the amortization of capitalized software development costs to cost of revenues from research and development expense in the accompanying Consolidated Statements of Earnings. The effect of this reclassification was to decrease gross margins by 1.3%, 1.1%, and 1.5% during 1995, 1994, and 1993, respectively.

      Gross margins for hardware products increased to 60.2% in 1995 from 53.1% in 1994 due to the discontinuance of sales of the OmniScan product, which had significantly lower gross margins than the Company's other hardware based products. From 1993 to 1994, gross margins for hardware products remained consistent at 53.4% and 53.1%, respectively.

      The primary factor affecting gross margins in the future is likely to be shifts in product mix between fully priced retail software, bundled software, and upgrade products as well as overall shifts in product mix between software and hardware products. The microcomputer software market has been subject to rapid changes, including significant price competition, which can be expected to continue. Future technology or market changes may cause certain products to become obsolete rapidly, necessitating increased inventory write-offs or reserves and a corresponding decrease in gross margins.

OPERATING EXPENSES

      Research and development (R&D) expenses decreased 13% to $7,915,000 in 1995 from $9,072,000 in 1994. As a percentage of revenue, 1995 R&D expense remained consistent with 1994 at 15% in each year. The decrease in spending from 1994 to 1995 was a result of synergies created by the merger with Calera. R&D expense increased in 1994 by 5% from 1993's total of $8,667,000. However, as a percentage of revenue, R&D declined from 18% in 1993 to only 15% in 1994. The increase in R&D spending in 1994 was attributable to product development by both Caere and Calera prior to the merger of the two companies.

      The Company is committed to providing continuing enhancements to current products as well as developing new technologies for the future. This commitment resulted in the Company's continuing to invest heavily in R&D during 1995. In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalized $614,000 of software development costs during 1995, compared to $481,000 in 1994 and $880,000 during 1993. Amortization of capitalized software development costs was $683,000 in 1995, compared to $662,000 in 1994 and $722,000 during 1993. In 1995, the Company began including amortization of capitalized software development costs in cost of revenues in the accompanying Consolidated Statements of Earnings. Previously, such amortization was included in R&D expense. Cost of revenues and R&D expense have been adjusted for this reclassification for all periods presented.

         Selling, general and administrative (S,G&A) expenses decreased 4% in 1995 to $24,892,000 from $25,897,000 in 1994. The decrease in S,G&A spending was a result of the elimination of duplicative facilities and reduction in personnel due to synergies from the Calera acquisition. As a percentage of revenue, S,G&A increased to 48% of revenue in 1995 from 44% in 1994. This increase is primarily attributable to a decline in overall net revenues. During 1994, S,G&A expense increased 5% from 1993's total of $24,594,000. This increase is attributable to the hiring of additional sales and marketing personnel and expanding promotional costs associated with the OmniPage and WordScan product lines. As a percentage of revenue, however, S,G&A expense actually declined from 51% in 1993 to only 44% in 1994 as the revenue base increased. The Company expects that S,G&A expense may increase in dollar terms in 1996 as efforts to expand sales and marketing activities continue in both the recognition and desktop document management areas.

         During 1995, the Company recorded merger related costs totaling $1,387,000. Of this amount, $297,000 was related to the Calera acquisition and was recorded in the second quarter of 1995. This charge included additional severance payments, legal, and other transaction costs offset partially by savings resulting from an early buyout of a duplicative facilities lease. In the fourth quarter of 1995, an additional $1,090,000 charge was recorded related to the terminated merger with ViewStar Corporation. This charge included direct costs for investment bankers, accountants, attorneys, and financial printing related to the transaction prior to its termination. During 1994, the Company incurred $3,254,000 of merger related costs as a result of the acquisition of Calera. At that time, the charge included approximately $1,236,000 of direct transactions costs with the balance reflecting costs to integrate the two companies such as elimination of redundant information systems, severance and outplacement of terminated employees, and cancellation of certain contractual arrangements.

         In 1993, the Company discontinued its FaxMaster(TM) product and expensed $834,000 of advanced royalties, license fees, and excess inventories related to the product line.

         Interest income increased by 57% in 1995 to $2,159,000 from $1,372,000 in 1994. This increase is attributable to generally higher interest rates on the Company's short-term investments along with a shift from tax-free investments to taxable securities carrying higher rates of interest. In 1994, interest income increased 30% from $1,057,000 in 1993, due to a combination of higher cash balances and slightly higher interest rates on the Company's investments.

         The effective income tax rate during 1995 was 15%, primarily due to the tax exempt nature of a majority of the Company's interest income and the use of its foreign sales corporation. In 1994, the effective income tax rate was 40%, primarily due to nondeductible acquisition costs. Additionally, none of Calera's $22,600,000 net operating loss carryforward was utilized in 1995 due to taxable income limitations. During 1994, none of the carryforward was utilized as the merger with Calera was not completed until December 20, 1994. In future years, depending on profitability, the Company may be able to utilize approximately $2,700,000 of net operating loss carryforwards per year. In 1993, the effective income tax benefit was 64%, primarily due to the utilization of a net operating loss carryforward and to tax exempt interest income. Effective January 1, 1993, Calera changed its method of accounting for income taxes by adopting Statement of Financial Standards No. 109, Accounting for Income Taxes. The cumulative effect of this change in accounting principle was $960,000.

CERTAIN TRENDS

         The Company's future operating results may be affected by various uncertain trends and factors which are beyond the Company's control. These include but are not limited to adverse changes in general economic conditions, rising costs, or the occasional unavailability of needed components. The industry is characterized by rapid changes in the technologies affecting optical character recognition. The industry has also become increasingly competitive, and, accordingly, the Company's results may also be adversely affected by the actions of existing or future competitors, including the development of new technologies, the introduction of new products, and the reduction of prices by such competitors to gain or retain market share.

         During 1994, the Company began to bundle versions of its OmniPage and WordScan software recognition products with scanners from various manufacturers. The Company's objective in bundling its software products with scanners was to expand the overall market for OCR software by providing a larger number of scanner purchasers with experience in the advantages of optical character recognition. The success of this model, compared to Caere's former model of selling its software primarily through retail distribution, depends upon the Company's maintaining or expanding its existing relationships with scanner manufacturers and a significant proportion of customers who first receive OCR software in a bundled product deciding to upgrade to a newer or more fully featured version of the software. Such an upgrade is typically at a substantially lower price than the retail price of the newer or fully featured product.

         Bundled products incorporating OmniPage and WordScan began shipping in significant quantities in the fourth quarter of 1994. Because of the lower per-unit revenue to the Company that results from the combined sale of a bundled product plus an upgrade, compared to the retail sale of a fully featured version of the software, the "bundle and upgrade" program resulted in decreased revenues from software recognition products during 1995, despite an increase of 111% in unit sales for the year. There can be no assurance that Caere's transition to the "bundle and upgrade" business model will be successful and provide sufficient increase in unit volume in the future to offset reduced per-unit revenue. In addition, customers using the bundled product may defer or forego purchase of the Company's more fully featured versions of OmniPage and WordScan products if they find that the bundled products satisfy their recognition needs.

         A significant portion of the Company's net revenues is attributable to sales through the distribution channel. The Company's future operating results are dependent to a certain extent on its ability to maintain its existing relationships with distributors.

         The Company's future earnings and stock price could be subject to significant volatility, particularly on a quarterly basis. The Company's revenues and earnings are unpredictable due to the Company's shipment patterns. As is common in the software industry, the Company's experience has been that a disproportionately large percentage of shipments has occurred in the third month of each fiscal quarter, and shipments tend to be concentrated in the latter half of that month. Because the Company's backlog early in a quarter is not generally large enough to assure that it will meet its revenue targets for any particular quarter, quarterly results are difficult to predict until the end of the quarter. A shortfall in shipments at the end of any particular quarter may cause the results for that quarter to fall significantly short of anticipated levels. Due to analysts' expectations of continued growth, any such shortfall in earnings could have a very significant adverse effect on the trading price of the Company's common stock in any given period.

         As a result of the foregoing factors and other factors which may arise in the future, the market price of the Company's common stock may be subject to significant fluctuations over a short period of time. These fluctuations may be due to factors specific to the Company, to changes in analysts' earnings estimates, or to factors affecting the computer industry or the securities markets in general.

LIQUIDITY AND CAPITAL RESOURCES

         Caere's financial position remains strong at December 31,1995. Working capital decreased slightly to $52,650,000 from $53,729,000 at December 31, 1994. The Company has no long-term debt. The Company's cash and short-term investments totaled $47,765,000 at December 31, 1995. The Company believes that current cash balances and internally generated funds will be sufficient to meet its cash requirements through 1996.

         Caere generated cash from operations of $3,181,000, $9,697,000, and $3,302,000 during the years ended December 31, 1995, 1994, and 1993, respectively. Uses of cash include modest expenditures for capital outlays and other investments, including the Company's 1995 investment in ZyLAB International. In 1995, growth of cash balances and short-term investments was reduced by increased corporate merger and acquisition activity.

         The Company offers credit terms to qualifying customers and also sells on a prepaid, credit card and cash-on-delivery basis. With respect to credit sales, the Company attempts to control its bad debt exposure through monitoring of customers' creditworthiness and, where practicable, through participation in credit associations that provide credit rating information about its customers. The Company has also purchased credit insurance for certain key accounts to eliminate the potential for catastrophic losses.

         The following table presents, for the periods indicated, the percentage relationship certain items in the Consolidated Statements of Earnings bear to net revenues:

                                                          PERCENTAGE OF NET REVENUES         PERCENTAGE CHANGE
                                                        --------------------------------------------------------
                                                                                               1994         1993
YEARS ENDED DECEMBER 31:                                 1995        1994        1993       TO 1995      TO 1994
                                                        --------------------------------------------------------
Net revenues                                            100.0%      100.0%      100.0%       (12.2)%       22.5%
Cost of revenues                                         32.9        30.9        35.1         (6.6)         8.1
- ---------------------------------------------------------------------------------------------------------------
    Gross margin                                         67.1        69.1        64.9        (14.6)        30.3
    -----------------------------------------------------------------------------------------------------------
Research and development                                 15.2        15.4        18.0        (12.7)         4.7
Selling, general and administrative                      47.9        43.8        51.0         (3.9)         5.3
Merger related costs                                      2.7         5.5         0.0        (57.4)       100.0
Discontinuance of product line                           --          --           1.7         --         (100.0)
- ---------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                                 1.3         4.4        (5.8)       (74.7)       194.7
Interest income, net                                      4.1         2.3         2.2         57.4         29.8
- ---------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and cumulative
    effect of change in accounting principle              5.4         6.7        (3.6)       (29.2)       334.2
Income tax expense (benefit)                              0.8         2.7        (2.3)       (73.6)       246.4
- ---------------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect
    of change in accounting principle                     4.6         4.0        (1.3)        (0.1)       492.1
Cumulative effect of change in
    accounting for income taxes                          --          --           2.0         --         (100.0)
- ---------------------------------------------------------------------------------------------------------------
    Net earnings                                          4.6%        4.0%        0.7%        (0.1)%      577.3%
                                                        =======================================================

                                                    INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND STOCKHOLDERS CAERE CORPORATION:

         We have audited the accompanying consolidated balance sheets of Caere Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Calera Recognition Systems, Inc. (Calera), a company acquired by the Company in a business combination accounted for as a pooling of interests, as described in Note 2 to the consolidated financial statements, which statements reflect total assets constituting 11 percent as of December 31, 1993, and net revenues constituting 31 percent in 1993, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Calera, is based solely upon the report of the other auditors.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Caere Corporation and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


KPMG PEAT MARWICK LLP

San Jose, California
January 26, 1996

Consolidated Balance Sheets



DECEMBER 31, IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA     1995        1994
- ---------------------------------------------------------------------------------
ASSETS:

Current assets:
     Cash and cash equivalents                               $ 10,664    $  3,995
     Short-term investments                                    37,101      47,104
     Receivables, net                                           6,180       6,040
     Income taxes receivable                                    1,109        --
     Inventories                                                2,077       2,555
     Deferred income taxes                                      1,659       2,711
     Other current assets                                         766         748
         Total current assets                                  59,556      63,153
Property and equipment, net                                     5,639       3,615
Other assets                                                    4,103       1,134
- ---------------------------------------------------------------------------------
                                                             $ 69,298    $ 67,902
                                                             ====================

LIABILITIES AND STOCKHOLDERS' EQUITY:

Current liabilities:
     Short-term borrowings                                   $     --    $    400
     Accounts payable                                           2,944       3,080
     Accrued expenses                                           3,032       3,677
     Accrued merger related costs                                 930       2,267
         Total current liabilities                              6,906       9,424
     Deferred income taxes                                        364         725
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $.001 par value; authorized
         2,000,000 shares; none issued or outstanding            --          --
     Common stock, $.001 par value; authorized
         30,000,000 shares; issued and outstanding
         13,283,224 and 13,046,419 shares                          13          13
     Additional paid-in capital                                62,075      60,597
     Notes receivable from stockholders                          --          (400)
     Accumulated deficit                                          (60)     (2,457)
- ---------------------------------------------------------------------------------
         Total stockholders' equity                            62,028      57,753
         ------------------------------------------------------------------------
                                                             $ 69,298    $ 67,902
                                                             ====================

See accompanying notes to consolidated financial statements.

                                             CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31, IN THOUSANDS, EXCEPT PER SHARE DATA     1995       1994       1993
- ---------------------------------------------------------------------------------------------
Net revenues                                                   $ 51,939   $ 59,130   $ 48,264
Cost of revenues                                                 17,084     18,295     16,927
- ---------------------------------------------------------------------------------------------
                                                                 34,855     40,835     31,337
                                                                 ============================

OPERATING EXPENSES:
  Research and development                                        7,915      9,072      8,667
  Selling, general and administrative                            24,892     25,897     24,594
  Merger related costs                                            1,387      3,254       --
  Discontinuance of product line                                   --         --          834
  -------------------------------------------------------------------------------------------
                                                                 34,194     38,223     34,095
                                                                 ----------------------------
    Operating earnings (loss)                                       661      2,612     (2,758)
Interest income                                                   2,159      1,372      1,057
- ---------------------------------------------------------------------------------------------
  Earnings (loss) before income taxes and cumulative
    effect of change in accounting principle                      2,820      3,984     (1,701)
Income tax expense (benefit)                                        423      1,600     (1,093)
- ---------------------------------------------------------------------------------------------
  Earnings (loss) before cumulative effect of change
    in accounting principle                                       2,397      2,384       (608)
Cumulative effect of change in accounting for income taxes         --         --          960
- ---------------------------------------------------------------------------------------------
  Net earnings                                                 $  2,397   $  2,384   $    352
  ===========================================================================================
EARNINGS (LOSS) PER SHARE:

  Earnings (loss) before cumulative effect of change in
    accounting principle                                       $    .18   $    .18   $   (.05)
  Cumulative effect of change in accounting principle              --         --          .08
  -------------------------------------------------------------------------------------------
  Net earnings                                                 $    .18   $    .18   $    .03
  ===========================================================================================
Shares used in per share calculation                             13,538     13,136     12,639
=============================================================================================

                    See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity


                                                                                           NOTES
                                                        COMMON STOCK   ADDITIONAL     RECEIVABLE                        TOTAL
                                                --------------------      PAID-IN           FROM   ACCUMULATED  STOCKHOLDERS'
IN THOUSANDS, EXCEPT SHARE DATA                     SHARES    AMOUNT      CAPITAL   STOCKHOLDERS       DEFICIT         EQUITY
                                                -----------------------------------------------------------------------------
Balances at December 31, 1992                   12,926,882       $13      $59,610          $  --       $(5,193)      $54,430
  Exercise of stock options                         38,467        --          155             --            --           155
  Issued pursuant to stock purchase plan            61,592        --          446             --            --           446
  Repurchase of stock                             (483,900)       --       (3,863)            --            --        (3,863)
  Tax benefit associated with
    exercise of stock options                           --        --          100             --            --           100
  Net earnings                                          --        --           --             --           352           352
  --------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993                   12,543,041        13       56,448             --        (4,841)       51,620
  Repurchase of stock                              (19,916)       --         (311)            --            --          (311)
  Exercise of stock options                        265,993        --        1,956             --            --         1,956
  Issued in exchange for notes receivable          125,109        --          400           (400)           --            --
  Issued pursuant to stock purchase plan            57,192        --          395             --            --           395
  Reissuance of treasury stock to public            75,000        --        1,104             --            --         1,104
  Tax benefit associated with
    exercise of stock options                           --        --          605             --            --           605
  Net earnings                                          --        --           --             --         2,384         2,384
  --------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                   13,046,419        13       60,597           (400)       (2,457)       57,753
  Exercise of stock options                        182,823        --          914             --            --           914
  Collection of notes receivable                        --        --           --            400            --           400
  Issued pursuant to stock purchase plan            69,778        --          569             --            --           569
  Calera dissenting shareholder payments           (15,796)       --          (64)            --            --           (64)
  Tax benefit associated with
    exercise of stock options                           --        --          110             --            --           110
  Other                                                 --        --          (51)            --            --           (51)
  Net earnings                                          --        --           --             --         2,397         2,397
  --------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                   13,283,224       $13      $62,075          $  --       $   (60)      $62,028
============================================================================================================================

See accompanying notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


YEARS ENDED DECEMBER 31, IN THOUSANDS                                                     1995        1994        1993
                                                                                          ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                                          $  2,397    $  2,384    $    352
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                                          2,317       1,939       2,739
    Merger related costs                                                                  (1,337)      2,467          --
    Amortization of capitalized software development costs                                   683         662         722
    Deferred income taxes                                                                    691        (705)     (1,102)
    Discontinuance of product line                                                            --          --         834
    Changes in operating assets and liabilities:
      Receivables, net                                                                      (140)      1,722         707
      Income taxes receivable                                                             (1,109)      1,002        (902)
      Inventories                                                                            478        (687)      1,630
      Other current assets                                                                   (18)         10        (161)
      Accounts payable                                                                      (136)        515        (133)
      Accrued expenses                                                                      (645)        388      (1,384)
      ------------------------------------------------------------------------------------------------------------------
        Net cash provided by operations                                                    3,181       9,697       3,302
        ----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Short-term investments, net                                                              9,952     (28,450)     14,650
  Capital expenditures                                                                    (3,925)     (1,362)     (1,370)
  Capitalized software development costs                                                    (614)       (481)       (880)
  Investment in ZyLAB International                                                       (2,616)         --          --
  Other assets                                                                              (838)        171         458
  ----------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used for) investing activities                               1,959     (30,122)     12,858
        ----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuances of common stock                                                  1,529       3,749         701
  Repayment of short-term borrowings                                                        (400)         --          --
  Collection of notes receivable from stockholders                                           400          --          --
  Repurchase of stock                                                                         --          --      (3,863)
  ----------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used for) financing activities                               1,529       3,749      (3,162)
        ----------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                    6,669     (16,676)     12,998
Cash and cash equivalents at beginning of year                                             3,995      20,671       7,673
- ------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $ 10,664    $  3,995    $ 20,671
========================================================================================================================
SUPPLEMENTAL DISCLOSURES:
  Cash paid for income taxes                                                            $  1,636    $  2,112    $  1,457
  ======================================================================================================================
  Non-cash investing and financing activities:
    Options exercised in exchange for notes receivable or stock                         $     --    $    711    $     --
    ====================================================================================================================
    Unrealized loss on short-term investments                                           $    (51)   $     --    $     --
    ====================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1995 , 1994, AND 1993

1.       COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

         The Company. Caere Corporation (the Company) designs, develops, manufactures and markets information recognition software and products. The Company distributes a range of information recognition software and equipment through channels of original equipment manufacturers, value added resellers, distributors, and retail distributors. In December 1994, the Company acquired Calera Recognition Systems, Inc. (Calera), a developer of software and hardware for converting scanned or faxed images into usable text and graphics.

         Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Principles of Consolidation. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany transactions.

         Cash, Cash Equivalents, and Short-Term Investments. Cash and cash equivalents consist of cash on deposit with banks and highly liquid money market instruments with original maturities of 90 days or less. Certain cash equivalents and all investments have been classified as available-for-sale, and are stated at fair value at December 31, 1995.

         In 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). The cumulative effect of adopting SFAS 115 was not material to the Company's financial position and results of operations. SFAS 115 has been adopted on a prospective basis, and the financial statements of prior years have not been restated.

         Inventories. Inventories are stated at the lower of first-in, first-out cost or market.

         Property and Equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets, generally three to five years, on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the lives of the respective assets.

         Software Development Costs. The Company capitalizes software development costs incurred subsequent to determining a product's technological feasibility. Such costs are amortized on a straight-line basis over the estimated useful life of the product, generally two to three years. Included in other assets at December 31, 1995 and 1994, are capitalized software development costs aggregating $4,209,000 and $3,595,000, respectively, and related accumulated amortization of $3,413,000 and $2,730,000, respectively. Effective in 1995, the Company now classifies amortization expense in cost of revenues in the accompanying consolidated statements of earnings, which is the current industry standard. Prior year's consolidated statements of earnings have been adjusted for comparability purposes.

         Other Assets. The Company owns a minority interest in ZyLAB International, Inc. (ZyLAB), a leading developer of full text indexing and retrieval software, and accounts for such investment under the cost method. At December 31, 1995, the balance of the ZyLAB investment totaled $2,616,000.

         Revenue Recognition. Revenue is recognized when (i) delivery has occurred, (ii) collectibility is probable, and (iii) remaining vendor obligations are insignificant. In addition, provisions are recorded for the limited rights to exchange products and price protection on unsold merchandise granted to certain distributors.

         Income Taxes. Caere recorded income tax expense during all periods using the asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Caere's financial statements or tax returns. In estimating future tax consequences, Caere generally considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recognized for the portion of deferred tax assets whose realizability is not considered more likely than not.

         On January 1, 1993, Calera changed its method of accounting for income taxes to the asset and liability method used by Caere. The 1993 consolidated statement of earnings includes the cumulative effect of this change of accounting principle.

         Earnings Per Share. Earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of options to purchase common stock calculated using the treasury stock method. Common equivalent shares are excluded from the computation when their effect is anti-dilutive.

2.       CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

         Certain cash equivalents and all short-term investments have been classified as available-for-sale securities, and consisted of the following:

                                                            As of December 31, 1995                      As of December 31, 1994
                                                            -----------------------                      -----------------------
                                                 Unrealized  Unrealized   Estimated           Unrealized  Unrealized   Estimated
In thousands                               Cost       gains      losses  fair value     Cost       gains      losses  fair value
- --------------------------------------------------------------------------------------------------------------------------------
Corporate bonds and notes               $15,878         $--         $82     $15,796  $    --         $--         $--     $    --
Commercial paper                          6,518          31          --       6,549       --          --          --          --
Asset-backed securities                      --          --          --          --    1,000          --          --       1,000
U.S. government treasury bills               --          --          --          --    1,948          21          --       1,969
State and municipal bonds                 1,600          --          --       1,600   11,706          --          --      11,706
Corporate auction-rate
  preferred securities                   18,700          --          --      18,700   33,450          --          --      33,450
  ------------------------------------------------------------------------------------------------------------------------------
                                        $42,696         $31         $82     $42,645  $48,104         $21         $--     $48,125
                                        ========================================================================================

The Company's short-term investments are classified as follows:

                             As of December 31, 1995     As of December 31, 1994
                             -----------------------     -----------------------
                                           Estimated                   Estimated
In thousands                      Cost    fair value          Cost    fair value
- --------------------------------------------------------------------------------
Cash equivalents               $ 5,513       $ 5,544       $ 1,000       $ 1,000
Short-term investments          37,183        37,101        47,104        47,125
- --------------------------------------------------------------------------------
                               $42,696       $42,645       $48,104       $48,125
                               =================================================

         The cost and estimated fair value of available-for-sale securities as of December 31, 1995, by contractual maturity, consisted of the following:

                                                                       ESTIMATED
IN THOUSANDS                                                    COST  FAIR VALUE
                                                             -------  ----------
Due in one year or less                                      $23,996     $23,945
Auction-rate preferred securities                             18,700      18,700
- --------------------------------------------------------------------------------
                                                             $42,696     $42,645
                                                             ===================

         Auction-rate preferred securities are taxable investments without a stated expiration date. The Company has the option of adjusting the respective interest rates or liquidating these investments at auction on stated auction dates which range from 7 to 28 days.

3.       RECEIVABLES

DECEMBER 31, IN THOUSANDS                                       1995       1994
                                                               ------     ------
Trade accounts receivable                                      $7,743     $8,158
Interest receivable                                               139        155
- --------------------------------------------------------------------------------
                                                                7,882      8,313
Less allowance for returns and doubtful accounts                1,702      2,273
- --------------------------------------------------------------------------------
                                                               $6,180     $6,040
                                                               =================

         The Company's credit risk is concentrated primarily in trade receivables from dealers and distributors of hardware and software products who sell into the retail market (see Note 13). Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry.

4. INVENTORIES

DECEMBER 31, IN THOUSANDS                                 1995             1994
                                                         ------           ------
Raw materials                                            $1,212           $1,235
Work in process                                             287              520
Finished goods                                              578              800
- --------------------------------------------------------------------------------
                                                         $2,077           $2,555
                                                         =======================

5. PROPERTY AND EQUIPMENT

DECEMBER 31, IN THOUSANDS                                      1995        1994
                                                             -------     -------
Equipment                                                    $13,012     $10,217
Furniture and fixtures                                         2,247       1,541
Leasehold improvements                                         1,580       1,364
- --------------------------------------------------------------------------------
                                                              16,839      13,122
Less accumulated depreciation and amortization                11,200       9,507
- --------------------------------------------------------------------------------
                                                             $ 5,639     $ 3,615
                                                             ===================

6.       SHORT-TERM BORROWINGS

         The Company had a $1,000,000 line of credit facility which expired on January 31, 1995. Interest accrued at the bank's prime rate plus 1.5% (10% as of December 31, 1994). Borrowings were limited to 70% of eligible accounts receivable, as defined in the agreements, and were collateralized by substantially all of the Company's assets. Borrowings under this line of credit were repaid by the Company on January 11, 1995. The Company has not renewed this credit facility or secured other borrowings.

7.       ACCRUED EXPENSES

         A summary of accrued expenses follows:

DECEMBER 31, IN THOUSANDS                                 1995             1994
                                                         ------           ------
Accrued payroll costs                                    $1,478           $1,424
Accrued royalties                                           829              969
Accrued professional fees                                   344              507
Other accrued expenses                                      381              777
- --------------------------------------------------------------------------------
                                                         $3,032           $3,677
                                                         =======================

8. COMMITMENTS AND CONTINGENCIES

         The Company leases its facilities under noncancelable operating leases that expire in 1997. As of December 31, 1995, future minimum lease payments under noncancelable operating leases were $603,000 and $51,000 for each of the two years through the period ending December 31, 1997.

         Rent expense was approximately $611,000 in 1995, $913,000 in 1994, and $847,000 in 1993. The Company is responsible for taxes and insurance in connection with its facilities leases.

         There are certain claims against the Company arising in the normal course of business. The extent to which these matters will be pursued by the claimants or the eventual outcome is not presently determinable; however, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

9.       MERGER RELATED COSTS

         On December 20, 1994, the Company issued approximately 2.5 million common shares in exchange for all of the capital stock and vested stock options of Calera, and initiated a plan to combine the operations of the two companies. This business combination has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the results of operations, financial position and cash flows of Calera. On the date of the merger, the Company recorded a $3.3 million charge related to the merger transaction and integration costs. Transaction costs consist principally of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. Other merger related costs include the elimination of redundant information systems and equipment, severance and outplacement of terminated employees, and cancellation of certain contractual agreements.

         The Calera merger transaction and integration costs are summarized below:

PERIOD FROM ACQUISITION TO DECEMBER 31, 1994   PROVISION RECORDED                      CASH  ACCRUED AS OF
IN THOUSANDS                                  AT ACQUISITION DATE   WRITE-OFFS     PAYMENTS  DEC. 31, 1994
Transaction costs                                          $1,236        $ --        $  770         $  466
Severance and outplacement                                  1,368          --             9          1,359
Redundant information systems and equipment                   230         200             8             22
Cancellation of facility leases                               420          --            --            420
- ----------------------------------------------------------------------------------------------------------
                                                           $3,254        $200        $  787         $2,267
                                                           ===============================================

YEAR ENDED DECEMBER 31, 1995                ACCRUED AS OF                        CASH    CHANGE IN  ACCRUED AS OF
IN THOUSANDS                                DEC. 31, 1994    WRITE-OFFS      PAYMENTS     ESTIMATE  DEC. 31, 1995
Transaction costs                                  $  466           $--        $  494        $  51           $ 23
Severance and outplacement                          1,359            --         1,321          366            404
Redundant information systems and equipment            22            --            17           --              5
Cancellation of facility leases                       420            --           300         (120)            --
                                                   $2,267           $--        $2,132        $ 297           $432
                                                   ==============================================================

         The nature, timing and extent of other merger related costs follow:

         Severance and outplacment. As a result of the merger, certain manufacturing, distribution, customer service and administrative functions were combined and reduced. These costs included severance and outplacement charges related to approximately 40 terminated employees. The balance at December 31, 1995, relates to payments due to certain former officers. The payments are expected to be completed by the end of 1996.

         Redundant information systems and equipment. To facilitate the operations of the Company, the combined organization migrated to a common management information system, which resulted in the write-off of the book value of abandoned systems as of December 31, 1994. The remaining balance is expected to be paid by the end of 1996.

         Cancellation of facility leases. The Company consolidated duplicate offices. An early termination was negotiated by the Company and was paid during fiscal year 1995.

         On January 22, 1996, the Company exercised its right to terminate its agreement to acquire ViewStar. Direct transactions costs totaling $1,090,000 were expensed in fiscal year 1995. These costs included fees for investment bankers, attorneys, accountants, financial printing and other transaction costs which were incurred through the date of termination. Of this total, $592,000 had been paid by year end while $498,000 was accrued as of December 31, 1995.

10.      CAPITAL STOCK

         As of December 31, 1995, the Company had reserved 3,650,000 common shares for issuance under its stock option plans. Options are generally granted to officers, directors, and employees to purchase shares of the Company's common stock at prices equal to market values at the grant dates and are exercisable in equal installments over four years. Terms of the options are generally five or ten years. A summary of stock option transactions follows:

                                                                          Options outstanding
                                             Options          -------------------------------
                                 available for grant             Shares       Price per share
                                 ------------------------------------------------------------
BALANCES AT DECEMBER 31, 1993                649,665          1,521,714           $1.50-20.00
  Increase in share reserve                  800,000                 --                    --
  Granted                                 (1,156,561)         1,156,561            4.09-20.00
  Canceled                                   773,181           (773,181)           1.50-20.00
  Expired                                    (19,438)                --                    --
  Terminated                                (168,242)                --                    --
  Exercised                                       --           (391,102)           1.50-11.50
  -------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1994                878,605          1,513,992            2.73-20.00
  Increase in share reserve                   50,000                 --                    --
  Granted                                   (437,500)           437,500            8.00-18.13
  Canceled                                   227,947           (227,947)           6.13-11.50
  Terminated                                 (48,165)                --                    --
  Exercised                                       --           (182,823)            2.73-8.25
  -------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1995                670,887          1,540,722           $2.73-20.00
                                          ===================================================

         There were 593,726 options exercisable at December 31, 1995, at an average exercise price of $7.83.

         The Company has adopted an Employee Stock Purchase Plan whereby eligible employees can purchase shares of Common Stock quarterly at the lower of 85% of the market price on either the purchase date or the offering date.

         On April 17, 1991, the Company adopted a shareholder rights plan. The plan is intended to protect shareholders from unfair or coercive takeover practices. In accordance with this plan, the Board of Directors declared a dividend distribution of one Common Stock purchase right on each outstanding share of its Common Stock held as of May 3, 1991. Each right entitles the registered holder to purchase from the Company a share of Common Stock at $90. The rights will not be exercisable until certain events occur. The rights are redeemable at $.01 by the Company and expire May 3, 2001. As of December 31, 1995, 100,000 shares of the Company's Preferred Stock have been reserved for this plan.

11.      DISCONTINUANCE OF PRODUCT LINE

         During 1993, the Company discontinued its FaxMaster product line. Advanced royalties, license fees, and excess inventories related to this product line were expensed in 1993 and are classified as a discontinuance of product line in the consolidated statement of earnings.

12.      INCOME TAXES

         The components of income tax expense (benefit) are as follows:

YEARS ENDED DECEMBER 31, In thousands               1995       1994       1993
                                                  ------------------------------
CURRENT:
  Federal                                         $  (424)   $ 1,277    $(1,051)
  State                                                45        423         --
  -----------------------------------------------------------------------------
    Total current                                    (379)     1,700     (1,051)
    ---------------------------------------------------------------------------
DEFERRED:
  Federal                                             574       (535)       (21)
  State                                               118       (170)      (121)
  -----------------------------------------------------------------------------
    Total deferred                                    692       (705)      (142)
    ---------------------------------------------------------------------------
Charges in lieu of income taxes associated
  with the exercise of stock options                  110        605        100
  -----------------------------------------------------------------------------
                                                  $   423    $ 1,600    $(1,093)
                                                  =============================

         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below.

DECEMBER 31, In thousands                                                               1995        1994
                                                                                      -------------------
DEFERRED TAX ASSETS:
  Federal and state net operating loss and research and
    experimental credit carryforwards                                                 $ 7,969    $  8,288
  Allowance for doubtful accounts and sales returns and allowances                        500         693
  Inventories, nondeductible lower of cost or market adjustments                          260         584
  Compensated absences, principally due to accrual for financial reporting purposes       225         253
  State tax expense on temporary differences                                               --         274
  Accruals for financial statement purposes not taken for tax purposes                    670         929
  Other                                                                                     4           6
  -------------------------------------------------------------------------------------------------------
    Total gross deferred tax assets                                                     9,628      11,027
  Less valuation allowance                                                             (7,969)     (8,316)
  -------------------------------------------------------------------------------------------------------
    Net deferred tax assets                                                             1,659       2,711

DEFERRED TAX LIABILITIES:
  Property and equipment, principally due to differences in depreciation                  (25)       (313)
  Software development costs, principally due to capitalization and amortization         (319)       (350)
  Other                                                                                   (20)        (62)
  -------------------------------------------------------------------------------------------------------
    Total gross deferred tax liabilities                                                 (364)       (725)
    -----------------------------------------------------------------------------------------------------
    Net deferred tax benefit                                                          $ 1,295    $  1,986
    =====================================================================================================

The difference between the effective income tax rate and the U. S. federal statutory income tax rate is as follows:


YEARS ENDED DECEMBER 31,                            1995        1994        1993
- --------------------------------------------------------------------------------
Statutory federal income tax rate                   34.0%       34.0%      (34.0)%

Tax exempt income                                  (16.0)       (9.0)      (15.1)

State tax, net of federal benefit                    4.0         5.7        (4.7)

Utilization of net operating loss                     --          --        (9.5)
carryforward

Benefit of foreign sales corporation                (4.0)       (3.4)       (1.9)

Nondeductible acquisition expenditures                --        10.5          --

Other                                               (3.0)        2.4          .9
- --------------------------------------------------------------------------------
                                                    15.0%       40.2%      (64.3)%
                                                    ============================

      Calera has a net operating loss carryforward for federal and California purposes at December 31, 1995, of $22.6 million and $1.4 million, respectively. Calera also has federal research and experimentation credit carryforwards of $479,000. The carryforwards can only be used to offset earnings of Calera as a result of separate return limitations. Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code Section 382. The acquisition of Calera in December 1994 resulted in such a change. As a result, Calera's federal and California net operating loss carryforwards are subject to an annual limitation approximating $2.7 million. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

13. MAJOR CUSTOMERS AND EXPORT SALES

      One distributor accounted for 22%, 23%, and 12% of net revenues in 1995, 1994, and 1993, respectively. At December 31, 1995, this distributor accounted for 20% of trade accounts receivable. A second distributor accounted for 6%, 7%, and 11% of net revenues in 1995, 1994, and 1993, respectively. At December 31, 1995, this distributor accounted for 9% of trade accounts receivable. Export sales, principally to Europe, were 29%, 31%, and 33% of net revenues in 1995, 1994, and 1993, respectively.

Quarterly Results of Operations (Unaudited)

                                                                  1995, QUARTER ENDED      YEAR ENDED
In thousands, except per share data        MAR 31      JUN 30      SEP 30      DEC 31          DEC 31
                                          -----------------------------------------------------------
Net revenues                              $12,224     $13,172     $13,057     $13,486         $51,939

Earnings before income taxes                  665         811       1,075         269           2,820

Net earnings                                  499         756         914         228           2,397

Net earnings per share                    $   .04     $   .06     $   .07     $   .02         $   .18

Shares used in per share calculations      13,688      13,385      13,608      13,456          13,538

COMMON STOCK PRICE PER SHARE:

  High                                    $ 18.13     $ 10.06     $ 12.75     $ 10.50         $ 18.13

  Low                                        9.25        8.00        8.50        7.13            7.13


      The Company has not paid cash dividends on its common stock since its inception. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's stock trades on the NASDAQ National Market System. On December 31, 1995, there were 566 holders of record of the Company's common stock.

BOARD OF DIRECTORS                       Dan Duke Borozan                      INDEPENDENT AUDITORS
                                         Vice President Operations
Robert G. Teresi                                                               KPMG Peat Marwick LLP
Chairman and                             Dean A. Hovey                         San Jose, California
Chief Executive Officer,                 Vice President
Caere Corporation                        Business Development                  FORM 10-K

James K. Dutton                          Chad B. Kinzelberg                    A copy of the Company's Annual
Director, Caere Corporation              Vice President Marketing              Report to the Securities and Exchange
                                                                               Commission on Form 10-K is available
Sidney S. Kahn                           Lawrence F. Lunetta                   free of charge by writing or calling
Director, Caere Corporation, Orion       Vice President                        the Investor Relations Department,
Network Systems, Inc.,                   Sales and Service                     Caere Corporation, 100 Cooper Court,
Telogy Networks, Inc.,                                                         Los Gatos, California, 95030,
Phoenix Networks                         Cary Masatsugu                        (408) 395-7000.
                                         Vice President Engineering
Wayne E. Rosing                                                                ANNUAL MEETING
Director, Caere Corporation              CORPORATE INFORMATION
                                                                               The Company's Annual Meeting of
Frederick W. Zuckerman                   CORPORATE HEADQUARTERS                Stockholders will be held at 9:00 a.m.
Director, Caere Corporation,                                                   on Tuesday, May 14, 1996, at the Toll
Anacomp Inc., Meditrust,                 Caere Corporation                     House Hotel in Los Gatos, California.
Japan Equity Fund,                       100 Cooper Court
Singapore Fund,                          Los Gatos, California 95030           Caere, Calera, OmniPage, OmniPage Professional,
Olympic Financial, Ltd.,                 Telephone (408) 395 7000              OmniPage Pro, WordScan, PageKeeper,
Turner Corporation,                      Facsimile (408) 354 2743              Millennium, OmniScan, Language Analyst, and
NVR Corporation,                                                               True Page are registered trademarks of the
Pantone, Inc.                            EUROPEAN OPERATIONS                   Company. Other Caere Corporation product
                                                                               names and features referred to herein are
EXECUTIVE OFFICERS                       Caere GmbH                            trademarks of the Company. Tradenames, product
                                         Innere Wiener Strasse 5               names, and marks other than those identified
Robert G. Teresi                         81667 Munich, Germany                 as trademarks of Caere are trademarks of their
Chief Executive Officer                  Telephone 49 89 4587 35 0             respective holder(s) and are hereby recognized.
                                         Facsimile 49 89 4587 3520
Steven C. Humphreys                                                            Design: IDEAS For Advertising & Design
President                                LEGAL COUNSEL                         Photo-illustration: Paul Garbett/Worxs

Blanche M. Sutter                        Cooley Godward Castro                 Recyclable
Vice President Finance,                  Huddleson & Tatum
Chief Financial Officer, Secretary       Palo Alto, California

Serge L. Blanc                           TRANSFER AGENT
Vice President & General Manager
Business Products                        Boston EquiServe
                                         Boston, Massachusetts

                                         COMMON STOCK

                                         NASDAQ National Market System,
                                         Ticker Symbol CAER

[BACK COVER]

CAERE     Caere Corporation  100 Cooper Court Los Gatos, CA 95030 (408) 395-7000